UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
_____

FORM 8-K
_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 29, 2015

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. **Results of Operations and Financial Condition**

On July 29, 2015, Ashland Inc. ("Ashland") announced preliminary third quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

Item 7.01. **Regulation FD Disclosure**

On July 29, 2015, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference solely for purposes of this Item 7.01 disclosure.

Item 9.01. **Financial Statements and Exhibits**

(d)   Exhibits
99.1   News Release dated July 29, 2015.
99.2   Slide Presentation dated July 29, 2015.
99.3   Prepared Remarks dated July 29, 2015.

In connection with the disclosure set forth in Items 2.02 and 7.01, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

July 29, 2015	/s/ J. Kevin Willis
	J. Kevin Willis
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated July 29, 2015.

99.2   Slide Presentation dated July 29, 2015.

99.3   Prepared Remarks dated July 29, 2015.

EXHIBIT 99.1

News Release



July 29, 2015

Ashland Inc. reports preliminary financial results for third quarter of fiscal 2015

- *Earnings from continuing operations total $1.68 per diluted share*
- *Adjusted earnings from continuing operations grow 17 percent, to $1.91 per diluted share*
- *Adjusted EBITDA equals $290 million; EBITDA margin rises 260 basis points to 21.2 percent*
- *Company completes previous $1.35 billion share repurchase authorization*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemicals and, through Valvoline, a premium consumer-branded lubricant supplier, today announced preliminary[1] financial results for the fiscal third quarter ended June 30, 2015.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended June 30			
	2015		2014	
Operating income	$	196	$	143
Key items*		11		69
Adjusted operating income*	$	207	$	212
Adjusted EBITDA*	$	290	$	298
Diluted earnings per share (EPS)				
From net income	$	1.56	$	1.25
From continuing operations	$	1.68	$	0.90
Key items*		0.23		0.73
Adjusted EPS from continuing operations*	$	1.91	$	1.63
Cash flows provided (used) by operating activities from continuing operations	$	(255)	$	211
Free cash flow*		184		155

*   See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.

Ashland reported earnings from continuing operations of $115 million, or $1.68 per diluted share, on sales of nearly $1.4 billion. These results included three key items that together reduced income from continuing operations by approximately $16 million, net of tax, or $0.23 per diluted share. For the year-ago quarter, Ashland reported income from continuing operations of $71 million, or $0.90 per diluted share, on sales of $1.6 billion. There were six key items in the year-ago quarter that, on a combined basis, reduced income from continuing operations by $58 million after tax, or $0.73 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items.)

For the remainder of this news release, financial results have been adjusted to exclude the effect of key items in both the current and prior-year quarters. On this basis, Ashland's adjusted income from continuing operations in the third quarter of fiscal 2015 was $131 million, or $1.91 per diluted share, versus $129 million, or $1.63 per diluted share, for the year-ago quarter. This performance marks the fifth consecutive quarter of year-over-year growth in adjusted earnings per share.

Ashland's results as compared to the year-ago quarter were as follows:
- Sales were negatively affected by macroeconomic factors including foreign exchange rates and reduced demand in the North American energy market. In addition, Ashland's strategic decision to divest non-core product lines also negatively affected sales. These factors reduced sales by a total of approximately $200 million;
- As a result of the recent global restructuring and foreign exchange rates, selling, general and administrative (SG&A) costs declined 9 percent, to $231 million when adjusted for key items; and
- Adjusted EBITDA margin rose by 260 basis points, to 21.2 percent. This strong EBITDA margin improvement was driven by an increasingly differentiated product mix, combined with disciplined cost control.

"While a number of factors have affected our top-line results, the Ashland team executed at a high level in the third quarter to drive strong earnings and margin growth," said William A. Wulfsohn, Ashland chairman and chief executive officer. "While foreign currency and the weak North American energy market reflect broad economic trends, our decision to divest or exit certain non-core product lines also affected Ashland's top line. These actions were taken in an effort to focus on higher-margin opportunities, where we deliver industry-leading innovation to help our customers succeed. You can see the positive impact from this strategy within Ashland Specialty Ingredients, where the consumer division continues to grow as we focus more technical resources and available capacity to support increasing demand for our value-added pharmaceutical, hair and oral-care product lines. Within Ashland Performance Materials, composites posted strong year-over-year margin growth as a result of improved product mix and good cost management. The Valvoline team continued to drive premium-branded sales growth. In addition, Valvoline Instant Oil Change[SM] (VIOC) store expansion and strong promotions helped drive record profits in the quarter."

He added: "At the same time, Ashland's global teams have succeeded in taking out costs across the organization as part of a broader plan to improve our competitive position. We are now focused on sustaining those cost reductions and improvements. These efforts, together with our focus on generating improved business and product mix, led to a significant increase in EBITDA margin. We remain committed to achieving Ashland's near- and mid-term EBITDA margin targets."

He also said Ashland has prioritized the effective allocation of capital through targeted investments to support its core product lines and share repurchases. Among the recent targeted investments were capacity expansions for hydroxyethylcellulose (HEC) production. In addition, the company recently announced an agreement to acquire AkzoNobel's Zeta Fraction* technology, which will strengthen Ashland's position in personal care while continuing its expansion into sustainable, natural-based specialty ingredients. Ashland also continued to return cash to shareholders through the recently completed $1.35 billion share repurchase authorization. Under this authorization, which was announced in February 2014, the company bought back approximately 11.8 million shares at an average volume-weighted price of $115 per share. In late April, Ashland announced a new $1 billion share repurchase authorization that will expire December 31, 2017.

"We believe Ashland stock is undervalued and we see share buybacks as an attractive capital allocation opportunity," Wulfsohn said.

Reportable Segment Performance
To aid understanding of Ashland's ongoing business performance, the results of Ashland's reportable segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Specialty Ingredients reported its fifth consecutive quarter of year-over-year EBITDA margin improvement, driven by better business and product mix, good cost control and positive price over cost. EBITDA margin increased 200 basis points to 23.7 percent. Good cost management led to lower SG&A expenses, excluding the impact of foreign exchange, which totaled $12 million. Sales declined 11 percent, largely as a result of currency, weak energy markets and exited product lines.

The Consumer Specialties division continued to perform well on higher demand for Ashland's unique, higher-value-added product lines as sales grew a currency-adjusted 2 percent. Pharmaceuticals led the way with currency-adjusted sales growth of 5 percent. Personal-care sales grew 4 percent, after currency adjustment, on continued strength in oral- and hair-care applications. These results were offset by a currency-adjusted 13 percent decline in Industrial Specialties, due largely to continued weakness in the energy and construction markets. Ashland has taken steps to mitigate the reduced demand for energy-related products by suspending a portion of its manufacturing capacity. Ashland is seeing good growth for coatings-related products as a result of recent manufacturing capacity increases. The company is supporting that growth through the ongoing expansion at its manufacturing plant in Nanjing, China, and a recently announced plan to expand production capacity in Hopewell, Virginia.

Looking ahead to the fiscal fourth quarter, Specialty Ingredients expects continued growth in the high-value-add, higher-margin areas of the business. However, the business unit expects to face headwinds from currency, continued weakness in energy markets and exited product lines. Specialty Ingredients expects fourth-quarter sales to be in the range of $550-$560 million, in line with normal seasonality, and EBITDA margins to be in the range of 23-23.5 percent.

Within Performance Materials, composites posted strong year-over-year margin growth from improved product mix and solid pricing discipline. As previously disclosed, Performance Materials completed both a planned turnaround and an unplanned shutdown at its two intermediates and solvents (I&S) plants during the quarter. The estimated impact from these temporary closures was approximately $14 million, or roughly $6 million better than Ashland's previous expectations. Of note, EBITDA in the prior-year quarter included approximately $13 million from the elastomers division and the ASK Chemicals joint venture, which were divested in order to focus on higher-margin product lines. On an as-reported basis, sales for the third quarter of fiscal 2015 declined 34 percent. However, the impact of divestitures and currency headwinds reduced sales by $107 million, with pricing adjustments from lower raw-material costs within composites driving the majority of the remaining decline. Composites volume declined 2 percent from prior year, although product mix was favorable. I&S sales declined 21 percent from prior year due to lower volumes, softer butanediol pricing and currency headwinds.

For the fourth quarter, Performance Materials expects overall results to decline sequentially, in line with normal seasonality. The business unit expects another quarter of solid performance within composites to be offset by continued pricing weakness within I&S. As a result, Performance Materials expects sales to be in the range of $255-$265 million and EBITDA margin of 8-8.5 percent.

Valvoline reported record quarterly earnings driven by continued improvement in product mix, strong same-store sales growth at VIOC and good overall volume growth. EBITDA rose 17 percent, to $116 million, marking the seventh consecutive quarter of year-over-year growth. EBITDA as a percent of sales was 22.7 percent, an increase of 410 basis points versus the prior year. Total sales declined 4 percent, to $510 million, primarily as a result of pass-through pricing from lower raw-material costs and currency headwinds. Successful promotions led to 4 percent volume growth in the Do-it-Yourself (DIY) channel. VIOC reported same-store sales growth of more than 9 percent at company-owned sites. In total, VIOC sales grew 11 percent versus a year ago. Within Valvoline's international channel, volume grew 8 percent and currency-adjusted sales rose 5 percent. Valvoline's overall mix continued to improve, with U.S. premium-branded lubricant sales volume increasing to 40.8 percent, up from 37.8 percent a year ago.

For the fourth quarter, Valvoline expects continued strong performances across each channel. Sales are expected to decline sequentially by 5-7 percent, to approximately $475-$485 million, in line with normal seasonality. DIY results are expected to normalize from a very strong third quarter, leading to EBITDA margin declining by slightly more than what is reflected by typical seasonality. Valvoline's EBITDA margin is expected to be in the 19-20 percent range.

Ashland's effective tax rate for the June 2015 quarter was 22 percent when adjusted for key items. For the full 2015 fiscal year, the company now expects its effective tax rate to be in the range of 23-25 percent.

Outlook
Looking ahead, Wulfsohn said he expects Ashland to sustain its disciplined approach to capital allocation. In addition to returning cash to shareholders, the company will continue making targeted investments in higher-margin, highly differentiated core product lines that add value for customers. He also sees opportunities to strengthen the company's market leadership through product innovation, commercial excellence, and world-class operations.

"Ashland is fortunate to have two outstanding business platforms with attractive growth opportunities and experienced leadership teams. Since early this year, both our Chemicals Group and Valvoline have been developing their respective strategic plans to drive profitable growth and take the actions required to maximize shareholder value. A great deal of time and effort has been invested by our global business teams to better understand our markets, our customers and the opportunities where we can deliver the most value to Ashland's stakeholders. We expect to finalize this work in the current quarter, in conjunction with the completion of Ashland's fiscal 2016 strategic plan. We look forward to sharing more information with investors later this year," Wulfsohn said.

Ashland today announced plans to host an Investor Day on Wednesday, November 11, 2015, at the Marriott Essex House in New York City. The event will begin at 7:30 a.m. More information about the event will be shared next month.

Conference Call Webcast
Ashland will host a live webcast of its third-quarter conference call with securities analysts at 9 a.m. EDT Thursday, July 30, 2015. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures
This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland
Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following:

Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not achieve the anticipated benefits from such transactions), the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future event or otherwise.

[1] Preliminary Results
Financial results are preliminary until Ashland's Form 10-Q is filed with the SEC.

[SM] Service mark, Ashland or its subsidiaries, registered in various countries.
[TM] Trademark, Ashland or its subsidiaries, registered in various countries.
*Trademark owned by AkzoNobel

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson
+1 (859) 815-3527
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended June 30				Nine months ended June 30			
	2015		2014		2015		2014	
Sales	$	1,367	$	1,605	$	4,107	$	4,583
Cost of sales		939		1,161		2,845		3,377
GROSS PROFIT		428		444		1,262		1,206
Selling, general and administrative expense		216		286		645		891
Research and development expense		24		23		74		87
Equity and other income (loss)		8		8		16		(6)
OPERATING INCOME		196		143		559		222
Net interest and other financing expense		54		41		136		124
Net gain (loss) on divestitures		-		(3)		(118)		3
INCOME FROM CONTINUING OPERATIONS								
BEFORE INCOME TAXES		142		99		305		101
Income tax expense		27		28		55		3
INCOME FROM CONTINUING OPERATIONS		115		71		250		98
Income (loss) from discontinued operations (net of taxes)		(8)		28		113		67
NET INCOME	$	107	$	99	$	363	$	165
DILUTED EARNINGS PER SHARE								
Income from continuing operations	$	1.68	$	0.90	$	3.61	$	1.24
Income (loss) from discontinued operations		(0.12)		0.35		1.63		0.85
Net income	$	1.56	$	1.25	$	5.24	$	2.09
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS		68		79		69		79
SALES								
Specialty Ingredients	$	579	$	653	$	1,722	$	1,862
Performance Materials		278		420		902		1,199
Valvoline		510		532		1,483		1,522
	$	1,367	$	1,605	$	4,107	$	4,583
OPERATING INCOME (LOSS)								
Specialty Ingredients	$	75	$	80	$	200	$	192
Performance Materials		13		22		68		-
Valvoline		107		90		273		246
Unallocated and other		1		(49)		18		(216)
	$	196	$	143	$	559	$	222

Ashland Inc. and Consolidated Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

Table 2

	June 30 2015		September 30 2014	
ASSETS				
Current assets				
Cash and cash equivalents	$	1,113	$	1,393
Accounts receivable		1,010		1,202
Inventories		700		765
Deferred income taxes		123		118
Other assets		146		83
Total current assets		3,092		3,561
Noncurrent assets				
Property, plant and equipment				
Cost		4,085		4,275
Accumulated depreciation		1,918		1,861
Net property, plant and equipment		2,167		2,414
Goodwill		2,509		2,643
Intangibles		1,180		1,309
Restricted investments		302		-
Asbestos insurance receivable		183		433
Equity and other unconsolidated investments		66		81
Other assets		456		479
Total noncurrent assets		6,863		7,359
Total assets	$	9,955	$	10,920
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Short-term debt	$	231	$	329
Current portion of long-term debt		105		9
Trade and other payables		544		674
Accrued expenses and other liabilities		494		675
Total current liabilities		1,374		1,687
Noncurrent liabilities				
Long-term debt		3,362		2,911
Employee benefit obligations		849		1,468
Asbestos litigation reserve		676		701
Deferred income taxes		102		110
Other liabilities		425		460
Total noncurrent liabilities		5,414		5,650
Stockholders' equity		3,167		3,583
Total liabilities and stockholders' equity	$	9,955	$	10,920

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended June 30		Nine months ended June 30	
	2015	2014	2015	2014
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Net income	$ 107	$ 99	$ 363	$ 165
Loss (income) from discontinued operations (net of taxes)	8	(28)	(113)	(67)
Adjustments to reconcile income from continuing operations to				
cash flows from operating activities				
Depreciation and amortization	85	98	255	281
Debt issuance cost amortization	10	4	17	11
Deferred income taxes	(4)	(16)	(16)	(20)
Equity income from affiliates	(4)	(7)	(12)	(22)
Distributions from equity affiliates	8	1	18	7
Stock based compensation expense	7	9	22	26
Loss on early retirement of debt	8	-	8	-
Gain on available-for-sale securities	(1)	-	(1)	-
Net loss (gain) on divestitures	-	3	118	(3)
Impairments of equity investments and in-process				
research and development	-	4	14	59
Pension contributions	(563)	(7)	(592)	(27)
Losses on pension and other postretirement plan remeasurements	-	16	9	121
Change in operating assets and liabilities (a)	84	35	(249)	(127)
Total cash provided (used) by operating activities from continuing operations	(255)	211	(159)	404
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(61)	(56)	(147)	(152)
Proceeds from disposal of property, plant and equipment	1	5	2	9
Purchase of operations - net of cash acquired	(5)	-	(5)	(2)
Proceeds from sale of operations or equity investments	27	87	133	92
Proceeds from sales of available-for-sale securities	315	-	315	-
Purchase of available-for-sale securities	(315)	-	(315)	-
Funds restricted for specific transactions	-	-	(320)	-
Proceeds from the settlement of derivative instruments	17	-	17	-
Payments from the settlement of derivative instruments	(5)	-	(5)	-
Total cash provided (used) by investing activities from continuing operations	(26)	36	(325)	(53)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	1,100	-	1,100	-
Repayment of long-term debt	(559)	-	(559)	(12)
Premium on long-term debt repayment	(8)	-	(8)	-
Proceeds (repayment) from short-term debt	(2)	(36)	(98)	58
Repurchase of common stock	-	(125)	(397)	(125)
Debt issuance costs	(9)	-	(9)	-
Cash dividends paid	(26)	(26)	(72)	(79)
Excess tax benefits related to share-based payments	2	3	9	10
Total cash provided (used) by financing activities from continuing operations	498	(184)	(34)	(148)
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	217	63	(518)	203
Cash provided (used) by discontinued operations				
Operating cash flows	(16)	27	261	48
Investing cash flows	9	(12)	19	(27)
Effect of currency exchange rate changes on cash and				
cash equivalents	(8)	1	(42)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	202	79	(280)	224
Cash and cash equivalents - beginning of period	911	491	1,393	346
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,113	$ 570	$ 1,113	$ 570
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 62	$ 61	$ 183	$ 180
Performance Materials	14	27	44	71
Valvoline	9	9	28	27
Unallocated and other	-	1	-	3
	$ 85	$ 98	$ 255	$ 281
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 43	$ 37	$ 95	$ 99
Performance Materials	7	9	16	22
Valvoline	8	6	26	20
Unallocated and other	3	4	10	11
	$ 61	$ 56	$ 147	$ 152

(a) Excludes changes resulting from operations acquired or sold.

INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

	Three months ended June 30				Nine months ended June 30			
	2015		**2014**		**2015**		**2014**	
SPECIALTY INGREDIENTS								
Sales per shipping day	$	9.0	$	10.2	$	9.1	$	9.9
Metric tons sold (thousands)		83.6		95.0		246.2		264.1
Gross profit as a percent of sales (a)		32.8%		31.5%		32.4%		31.7%
PERFORMANCE MATERIALS								
Sales per shipping day	$	4.3	$	6.6	$	4.8	$	6.3
Metric tons sold (thousands)		118.2		154.7		366.0		446.0
Gross profit as a percent of sales (a)		16.2%		14.9%		18.6%		13.0%
VALVOLINE								
Lubricant sales (gallons)		44.4		42.8		123.9		121.1
Premium lubricants (percent of U.S. branded volumes)		40.8%		37.8%		40.0%		36.9%
Gross profit as a percent of sales (a)		37.0%		32.7%		35.5%		32.0%

(a)   Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries   Table 5
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
Three Months Ended June 30, 2015					
OPERATING INCOME					
Restructuring	$ (2)	$ -	$ -	$ -	$ (2)
Environmental reserve adjustment	-	-	-	(9)	(9)
All other operating income	77	13	107	10	207
Operating income	75	13	107	1	196
NET INTEREST AND OTHER FINANCING EXPENSE					
Premiums, accelerated amortization and other debt refinancing costs				14	14
All other interest and other financing expense				40	40
				54	54
INCOME TAX EXPENSE (BENEFIT)					
Key items				(9)	(9)
All other income tax expense				36	36
				27	27
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 75	$ 13	$ 107	$ (80)	$ 115

	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
Three Months Ended June 30, 2014					
OPERATING INCOME (LOSS)					
Restructuring	$ -	$ (9)	$ -	$ (22)	$ (31)
Environmental reserve adjustment	(1)	-	-	(12)	(13)
Impairment of ASK joint venture	-	(4)	-	-	(4)
Losses on pension and other postretirement plan remeasurements	-	-	-	(16)	(16)
Foreign tax indemnification receivable adjustment	-	-	-	(5)	(5)
All other operating income	81	35	90	6	212
Operating income (loss)	80	22	90	(49)	143
NET INTEREST AND OTHER FINANCING EXPENSE				41	41
NET LOSS ON DIVESTITURES				(3)	(3)
INCOME TAX EXPENSE (BENEFIT)					
Key items				(19)	(19)
Discrete items				8	8
All other income tax expense				39	39
				28	28
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 80	$ 22	$ 90	$ (121)	$ 71

Ashland Inc. and Consolidated Subsidiaries Table 6

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW

(In millions - preliminary and unaudited)

	Three months ended June 30		Nine months ended June 30	
Free cash flow (a)	2015	2014	2015	2014
Total cash flows provided (used) by operating activities from continuing operations	$ (255)	$ 211	$ (159)	$ 404
Adjustments:				
Additions to property, plant and equipment	(61)	(56)	(147)	(152)
Discretionary contribution to pension plans	500	-	500	-
Free cash flows	$ 184	$ 155	$ 194	$ 252

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

	Three months ended June 30			
Adjusted EBITDA - Ashland Inc.	**2015**		**2014**	
Net income	$	107	$	99
Income tax expense		27		28
Net interest and other financing expense		54		41
Depreciation and amortization (a)		83		89
EBITDA		271		257
Loss (income) from discontinued operations (net of taxes)		8		(28)
Operating key items (see Table 5)		11		69
Adjusted EBITDA	$	290	$	298
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	75	$	80
Add:				
Depreciation and amortization (a)		60		61
Key items (see Table 5)		2		1
Adjusted EBITDA	$	137	$	142
Adjusted EBITDA - Performance Materials				
Operating income	$	13	$	22
Add:				
Depreciation and amortization (a)		14		18
Key items (see Table 5)		-		13
Adjusted EBITDA	$	27	$	53
Adjusted EBITDA - Valvoline				
Operating income	$	107	$	90
Add:				
Depreciation and amortization		9		9
Key items (see Table 5)		-		-
Adjusted EBITDA	$	116	$	99

(a) Depreciation and amortization excludes accelerated depreciation of $2 million for Specialty Ingredients and $9 million for Performance Materials for the three months ended June 30, 2015 and 2014, respectively, which are displayed as key items within this table.

EXHIBIT 99.2

Third-Quarter Fiscal 2015 Earnings
July 29, 2015

ASHLAND

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual reports, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions), the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Fiscal Third Quarter 2015
Highlights[1]







- Reported earnings per share (EPS) from continuing operations of $1.68
  - **Adjusted earnings grew 17%** to $1.91 vs. $1.63 per share in prior year
  - Fifth consecutive quarter of year-over-year adjusted EPS growth
- Adjusted EBITDA of $290 million vs. $298 million in prior year
  - Currency and divestitures – including exited product lines - were $29 million headwind
- Completed $1.35 billion share repurchase authorization
- Issued $1.1 billion Term Loan Facility
  - Tendered and called March 2016 senior secured notes
  - $500 million cash contribution to U.S. pension plans

3

[1] Ashland's earnings releases dated July 29, 2015, and April 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.
[2] Divestitures includes elastomers divestiture, guar powder and redispersible powders (RDP) product lines exited during prior four quarters.

Fiscal Third Quarter – Continuing Operations
Key Items Affecting Income



($ in millions, except EPS) Preliminary	Operating Income				Total		
2015	Ashland Specialty Ingredients	Ashland Performance Materials	Valvoline	Unallocated and Other	Pre-tax	After-tax	Earnings per Share
Restructuring	$ (2)				$ (2)	$ (2)	$ (0.03)
Legacy environmental reserves				$ (9)	(9)	(5)	(0.07)
Debt refinancing costs					(14)	(9)	(0.13)
Total	$ (2)			$ (9)	$ (25)	$ (16)	$ (0.23)
2014							
Restructuring and integration		$ (9)		$ (22)	$ (31)	$ (23)	$ (0.29)
Legacy environmental reserves	$ (1)			$ (12)	(13)	(8)	(0.10)
ASK impairment		$ (4)			(4)	(2)	(0.02)
Foreign tax indemnification receivable				$ (5)	(5)	(5)	(0.07)
Losses on pension & OPEB remeasurement				$ (16)	(16)	(12)	(0.15)
Tax adjustments					-	(8)	(0.10)
Total	$ (1)	$ (13)		$ (55)	$ (69)	$ (58)	$ (0.73)

– Excluding intangible amortization, adjusted EPS would have been 20 cents higher, or $2.11

4

ASHLAND.

Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Third Quarter Three months ended June 30,			Three months ended March 31,	
	2015	2014	Change	2015	Change
Sales	$ 1,367	$ 1,605	(15) %	$ 1,350	1 %
Gross profit as a percent of sales	31.5 %	28.4 %	310 bp	33.1 %	(160) bp
Selling, general and admin./R&D costs	$ 231	$ 255	(9) %	$ 239	(3) %
Operating income	$ 207	$ 212	(2) %	$ 218	(5) %
Operating income as a percent of sales	15.1 %	13.2 %	190 bp	16.1 %	(100) bp
Depreciation and amortization	$ 83	$ 89	(7) %	$ 83	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 290	$ 298	(3) %	$ 301	(4) %
EBITDA as a percent of sales	21.2 %	18.6 %	260 bp	22.3 %	(110) bp

- Currency and divestitures[2] were ~$170 million headwind to sales

- Mix, margins and cost savings drove 260 basis-point increase in EBITDA margin

[1] Ashland's earnings releases dated July 29, 2015, and April 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.
[2] Divestitures includes elastomers divestiture, guar powder and redispersible powders (RDP) product lines exited during prior four quarters.

ASHLAND.

Ashland Specialty Ingredients
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Third Quarter Three months ended June 30,			Three months ended March 31,	
	2015	2014	Change	2015	Change
Metric tons sold (in thousands) - Actives basis	83.6	95.0	(12) %	82.7	1 %
Sales	$ 579	$ 653	(11) %	$ 583	(1) %
Gross profit as a percent of sales	33.1 %	31.5 %	160 bp	34.8 %	(170) bp
Selling, general and admin./R&D costs	$ 115	$ 124	(7) %	$ 120	(4) %
Operating income	$ 77	$ 81	(5) %	$ 83	(7) %
Operating income as a percent of sales	13.3 %	12.4 %	90 bp	14.2 %	(90) bp
Depreciation and amortization	$ 60	$ 61	(2) %	$ 59	2 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 137	$ 142	(4) %	$ 142	(4) %
EBITDA as a percent of sales	23.7 %	21.7 %	200 bp	24.4 %	(70) bp

- Energy and foreign exchange (FX) were significant headwinds to sales

- Business and product mix, as well as manufacturing and SG&A cost execution, more than offset FX headwind, leading to 200-basis-point improvement in EBITDA margin

6

[1] Ashland's earnings releases dated July 29, 2015, and April 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
Revenue and Adjusted EBITDA Bridges[1]



($ millions)
Preliminary

Q3 FY 2014 versus Q3 FY 2015



[1] Acq/Div/Other includes guar powder and redispersible powders (RDP) product lines exited during prior four quarters.

Ashland Performance Materials
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Third Quarter Three months ended June 30,			Three months ended March 31,	
	2015	2014	Change	2015	Change
Metric tons sold (in thousands)	118.2	154.7	(24) %	118.3	(0) %
Sales	$ 278	$ 420	(34) %	$ 286	(3) %
Gross profit as a percent of sales	16.2 %	17.1 %	(90) bp	22.7 %	(650) bp
Selling, general and admin./R&D costs	$ 33	$ 41	(20) %	$ 35	(6) %
Operating income	$ 13	$ 35	(63) %	$ 30	(57) %
Operating income as a percent of sales	4.7 %	8.3 %	(360) bp	10.5 %	(580) bp
Depreciation and amortization	$ 14	$ 18	(22) %	$ 14	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 27	$ 53	(49) %	$ 44	(39) %
EBITDA as a percent of sales	9.7 %	12.6 %	(290) bp	15.4 %	(570) bp

- Favorable mix and good margins in composites offset by divestitures, I&S plant shutdowns and foreign exchange

- I&S plant shutdowns were $14 million headwind to EBITDA

8

[1] Ashland's earnings releases dated July 29, 2015, and April 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Bridge of Items Affecting EBITDA





($ millions)
Preliminary

Q3 FY 2014 versus Q3 FY 2015

Q3 2014	Volume/Mix	Margin	SG&A Expenses	Underlying Performance of the Business	Currency Translation	Acq/Div Other[1]	Shutdown Impact	Q3 2015
53	(9)	10	1	55	(2)	(12)	(14)	27

- Turnaround/shutdown costs within I&S more than offset good margins in composites
- Other category includes $13mm impact of ASK and elastomers divestitures

9

[1] Acq/Div/Other includes sale of elastomers in December 2014 and ASK joint venture in June 2014.

ASHLAND.

Valvoline
Results Summary[1]



($ in millions) Preliminary	Fiscal Third Quarter Three months ended June 30,			Three months ended March 31,	
	2015	2014	Change	2015	Change
Lubricant gallons (in millions)	44.4	42.8	4 %	40.5	10 %
Sales	$ 510	$ 532	(4) %	$ 481	6 %
Gross profit as a percent of sales	37.0 %	32.7 %	430 bp	36.1 %	90 bp
Selling, general and admin./R&D costs	$ 88	$ 91	(3) %	$ 84	5 %
Operating income	$ 107	$ 90	19 %	$ 96	11 %
Operating income as a percent of sales	21.0 %	16.9 %	410 bp	20.0 %	100 bp
Depreciation and amortization	$ 9	$ 9	- %	$ 10	(10) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 116	$ 99	17 %	$ 106	9 %
EBITDA as a percent of sales	22.7 %	18.6 %	410 bp	22.0 %	70 bp

- Strong promotions and superior service model continues to drive solid growth, leading to another record quarter for Valvoline segment earnings

- Pricing adjustments made during quarter led to decline in sales versus prior year

10

[1] Ashland's earnings releases dated July 29, 2015, and April 29, 2015, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal Third Quarter 2015

Corporate Items



- Adjusted effective tax rate of 22.0%
  - FY 2015 expectation now at 23-25%

- Trade Working Capital[1] ended quarter at 19.0% of sales

- Capital expenditures totaled $61 million
  - Full-year 2015 expectation now at ~$265-$275 million

- Free cash flow[2] generation of $184 million
  - FY 2015 expectation now at $225-$250 million

- Liquidity remains strong at $2.3 billion with ~$1.1 billion in cash
  - Almost all cash held outside the U.S.

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables;
  calculated on a 13-month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.

Corporate Actions to Create Value
Fiscal Year 2015



> **Actions Ashland has taken to improve risk profile, increase earnings, and enhance free cash flow….**

✓ Extended debt maturities at lower interest rate

- Executed $1.1 billion five-year term loan
- Tendered and called March 2016 bonds
- Swapped bonds with unsecured bank debt

✓ Reduced U.S. pension risk

- Contributed $500 million of cash into U.S. qualified pension plans
- Reduces expected required cash contributions in future years

✓ Concluded significant asbestos insurance settlement

> **….have created value for shareholders.**

ASHLAND.



Appendix A:
Bridges

Ashland Q3 FY 2014 vs. Q3 FY 2015
Revenue Bridge



($ millions)
Preliminary



- Volume growth across most end markets offset by currency headwinds and divestitures.
- Raw material pass through was primary driver to lower overall pricing

14

Acq/Div/Other includes elastomers division, guar powder and redispersible powders (RDP) product line exited during prior four quarters.

ASHLAND.

Ashland Q3 FY 2014 vs. Q3 FY 2015

Adjusted EBITDA Bridge





($ millions)
Preliminary
298
(11)
22
10
(17)
(12)
290
Q3 2014
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q3 2015

- Strong margins and SG&A cost savings contributed $32 million to EBITDA, more than offsetting currency headwinds
- Elastomers and ASK joint venture divestitures, included in Other category, resulted in $13 million headwind

15

ASHLAND.

Adjusted EBITDA Bridge





($ millions)
Preliminary

Q3 FY 2014 versus Q3 FY 2015

Q3 2014	Volume/ Mix	Margin	SG&A Expenses	Currency Translation	Other	Q3 2015
142	(5)	9	2	(12)	1	137

- Manufacturing and SG&A cost execution, combined with good margins drove $11 million increase to EBITDA

- Currency, driven by Euro, was a $12 million headwind

ASHLAND.

Ashland Performance Materials
Adjusted EBITDA Bridge



($ millions) Preliminary

Q3 FY 2014 versus Q3 FY 2015



Q3 2014	Volume/ Mix	Margin	SG&A Expenses	Currency Translation	Other	Q3 2015
53	(9)	(4)	1	(2)	(12)	27

- Turnaround and shutdown costs within I&S more than offset good margins in composites

- Other category includes $13 million impact of ASK and elastomers divestitures

ASHLAND.

Adjusted EBITDA Bridge





($ millions) Preliminary

Q3 FY 2014 versus Q3 FY 2015

99   3   17   1   (3)   (1)   116

| Q3 2014 | Volume/ Mix | Margin | SG&A Expenses | Currency Translation | Other | Q3 2015 |

- Lower input costs, disciplined pricing management and good volume/mix key to EBITDA growth
- Currency was moderate headwind

ASHLAND.



Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]





[1] Excludes volumes associated with divestitures of elastomers and biocides for all periods. Excludes volumes associated with exited redispersible powders (RDP) product line for all periods.
[2] ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

ASHLAND.

Liquidity and Net Debt



($ in millions)

Liquidity	At June 30, 2015
Cash	$ 1,113
Available revolver and A/R facility capacity	1,147
Liquidity	$ 2,260

Debt	Expiration	Interest Rate	Moody's	S&P	At June 30, 2015
4.750% senior notes, par $1,125 million	08/2022	4.75%	Ba1	BB	$ 1,120
Term Loan A	06/2020[1]	L+175	Ba1	BB	1,100
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
3.000% senior notes, par $600 million	03/2016	3.000%	Ba1	BB	50
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[2]	08/2015	L+75			205
6.5% debentures, par $282 million	06/2029	6.500%	Ba2	B+	136
Revolver drawn[3]	03/2018	L+175	Ba1	BB	-
Other debt		Various			11
Total debt			Ba1/ Stable	BB/ Stable	$ 3,698
Cash					$ 1,113
Net debt (cash)					$ 2,585

[1] The Term Loan has an amortizing principal starting in 2015, with complete repayment in 2020.

[2] AR securitization facility with maximum borrowing capacity of $250 million; capacity as of June 30, 2015 of $224 million

[3] $1.2 billion facility, including ~$72 million for letters of credit

Scheduled Debt Repayments by Fiscal Year



21



Appendix C:
Business Profiles
12 Months Ended June 30, 2015

Corporate Profile



Sales[1] - $5.6 Billion

By commercial unit



Ashland Specialty Ingredients 42%

Ashland Performance Materials 23%

Valvoline 35%

By geography



North America[2] 53%

Europe 24%

Asia Pacific 16%

Latin America/ Other - 7%

[1] For 12 months ended June 30, 2015.

[2] Ashland includes only U.S. and Canada in its North America designation.

ASHLAND.

Corporate Profile



Adjusted EBITDA[1] - $1.1 Billion



Ashland Performance Materials 13%

Ashland Specialty Ingredients 50%

Valvoline 37%

NYSE Ticker Symbol:	ASH
Total Employees:	~10,000
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

[1] For 12 months ended June 30, 2015. See Appendix D for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
A global leader of cellulose ethers and vinyl pyrrolidones



Sales by Market[2]



- Coatings 15%
- Construction 8%
- Energy 6%
- Other Industrial Specialties 7%
- Adhesives 15%
- Personal Care 25%
- Pharma 15%
- Nutrition & Other Consumer Specialties 9%

Sales by Product



- PVP 18%
- Actives - 6%
- Vinyl Ethers 6%
- Guar - 3%
- Preservatives – 4%
- Other 14%
- Cellulosics 37%
- Adhesive 12%

Sales by Geography



- Europe 32%
- Asia Pacific 19%
- Latin America/Other - 10%
- North America 39%

For 12 Months Ended June 30, 2015
Sales: $2.4 billion
Adjusted EBITDA: $545 million[1]
Adjusted EBITDA Margin: 23.1%[1]

[1]   See Appendix D for reconciliation to amounts reported under GAAP.
[2]   Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.

ASHLAND.

Ashland Performance Materials

Global leader in unsaturated polyester resins and vinyl ester resins



Sales by Market



Transportation 19%
Electronics 4%
Other Process Industries 13%
Construction: Infrastructure 6%
Construction: Industrial 30%
Construction: Residential 11%
PU/TPU2 4%
Marine 13%

Sales by Product



Intermediates/ Solvents 27%
Composites 64%
Elastomers3 9%

Sales by Geography



Europe 35%
Asia Pacific - 15%
Latin America/ Other 5%
North America 45%

<u>For 12 Months Ended June 30, 2015</u>

Sales: $1.3 billion

Adjusted EBITDA: $144 million[1]

Adjusted EBITDA Margin: 11.2%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.
3 Includes sales only through December 1, 2014

ASHLAND.

Valvoline: A leading worldwide producer and distributor of premium-branded lubricants and automotive chemicals



Sales by Market



DIFM: Valvoline Instant Oil Change 19%

DIFM: Installer Channel 22%

Valvoline International 29%

Do-It-Yourself 30%

Sales by Product



Lubricants 85%

Chemicals - 8%

Antifreeze 5%

Filters 2%

International Sales by Region[2]



Australia 22%

Asia Pacific ex Australia 36%

Latin America/ Other – 19%

Europe 23%

For 12 Months Ended June 30, 2015
Sales: $2.0 billion
Adjusted EBITDA: $401 million[1]
Adjusted EBITDA Margin: 20.0%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] Includes nonconsolidated joint ventures.

ASHLAND.



Appendix D: Non-GAAP Reconciliation

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for 12 Months Ended June 30, 2015



($ millions, except percentages)

Sales[1]	Q3 15	Q2 15	Q1 15	Q4 14	Total	
Specialty Ingredients	579	583	561	635	2,358	
Performance Materials	278	286	338	383	1,285	
Valvoline	510	481	492	520	2,003	
Total	1,367	1,350	1,391	1,538	5,646	

Adjusted EBITDA[1]	Q3 15	Q2 15	Q1 15	Q4 14	Total	Adjusted EBITDA Margin
Specialty Ingredients	137	142	119	147	545	23.1%
Performance Materials	27	44	42	31	144	11.2%
Valvoline	116	106	92	87	401	20.0%
Unallocated	10	9	9	7	35	
Total	290	301	262	272	1,125	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND.

ASHLAND.

With good chemistry great things happen.™

EXHIBIT 99.3

Third Quarter Fiscal 2015 Earnings Prepared Comments

Ashland released results for the quarter ended June 30, 2015, at approximately 5 p.m. EDT today. These results are preliminary until we file our Form 10-Q with the Securities and Exchange Commission. A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Thursday, July 30, 2015, at 9 a.m. EDT to discuss these results.

Slide 2: Forward Looking Statements, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as such term is defined under U.S. securities law.

We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.

Please also note that we will be discussing adjusted results in this presentation.

We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland reported strong earnings per share (EPS) and EBITDA margin growth in the fiscal third quarter despite continued headwinds from foreign exchange, weak energy markets and the company's decision to divest or exit certain non-core product lines. While these factors reduced top-line results, the company's focus on higher-margin product lines where it adds value for customers, combined with good cost discipline, produced a 17 percent increase in adjusted EPS from the prior year. This marks the fifth consecutive quarter of year-over-year EPS growth. EBITDA margin climbed 260 basis points to 21.2 percent.

Currency remained a headwind to both sales (-5 percent) and EBITDA (-$17 million).

Ashland reported GAAP earnings of $1.68 per share from continuing operations. After adjusting for key items, earnings per share from continuing operations were $1.91, a 17 percent increase over prior year.

In addition to our strong business performance in the quarter, Ashland completed the previous $1.35 billion share repurchase authorization. Under this authorization, which was announced in February 2014, the company repurchased a total of approximately 11.8 million shares at an average volume-weighted price of approximately $115 per share. In April 2015, Ashland announced a new $1 billion share repurchase authorization that will expire December 31, 2017.

Also during the quarter, Ashland refinanced a portion of its debt by entering into a new credit agreement which includes a $1.1 billion five-year senior unsecured term loan and a $1.2 billion five-year senior unsecured revolving facility. Proceeds from the term loan were used to repurchase, in a cash tender offer, Ashland's 3 percent senior notes due 2016. As of the end of the June quarter, $550 million of the notes had been tendered. The remaining $50 million were called on July 23, 2015. Additionally, Ashland used $500 million of the term loan proceeds to make a cash contribution to its U.S. qualified pension plans. More details on this are included in the Corporate Items section of this document.

Slide 4: Key Items Affecting Income

In total, three key items had a net unfavorable impact on EPS from continuing operations of $0.23 in the third quarter. These items were as follows:

1) $2 million after-tax charge related to restructuring activities at a manufacturing facility;
2) $5 million after-tax charge related to adjustments made to environmental reserves during the quarter; and
3) $9 million after-tax charge associated with the June 2015 debt refinancing.

The year-ago quarter included six key items with a net unfavorable impact on EPS from continuing operations of $0.73.

Slide 5: Adjusted Results Summary

EBITDA margin expanded 260 basis points from prior year despite currency headwinds and a soft energy market. Overall business mix, good cost execution and margin management drove the solid performance. Continued focus on SG&A cost management also contributed to improved margins.

Sales were negatively affected by currency translation (-$84 million), divestitures which include exited product lines (-$87 million) and weakness in the energy market (-$29 million). In addition, sales declined due to pricing adjustments related to lower raw material costs.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

Ashland Specialty Ingredients (ASI) Third-Quarter Performance Summary
ASI reported its fifth consecutive quarter of year-over-year margin improvement, driven by better business and product mix, good cost control and positive price over cost. The higher-margin Consumer Specialties division continues to perform well as we see good demand for our unique, higher-value-added products. These results offset a softer performance in Industrial Specialties, which has been negatively affected by continued weakness in the energy market. Currency was once again a headwind, reducing EBITDA by $12 million when compared to prior year.

Sales declined 11 percent as a result of currency (-5 percent), weak energy markets (-4 percent) and exited product lines (-1 percent). A sharpened focus on manufacturing cost discipline and positive mix again delivered favorable results, leading to a 160-basis-point improvement in gross margin from prior year. Cost savings related to the previously completed restructuring program led to a 7 percent reduction in SG&A costs. EBITDA margin climbed 200 basis points to 23.7 percent.

Consumer Specialties' sales were up 2 percent from prior year on a constant-currency basis. Particular strength again came from our product lines sold into the pharmaceuticals market, where sales grew 5 percent after adjusting for currency translation. These strong results are being driven by continued investment in research and development and our regional centers of excellence, such as in our new pharma labs in Wilmington, Del., and Hyderabad, India. Personal-care sales grew a currency-adjusted 4 percent on improved demand from our oral- and hair-care customers. Meanwhile, we're seeing continued pressure on sales and volume within the highly competitive nutrition market.

Industrial Specialties' sales declined 13 percent from prior year on a constant-currency basis. Excluding energy and after normalizing for the effects of exited product lines, Industrial Specialties' currency-adjusted sales were down 2 percent from prior year. Within coatings, Ashland is seeing good growth as we benefit from our fully utilized manufacturing capacity. We will continue to support this growth with our previously announced HEC expansion projects in Nanjing, China, and Hopewell, Virginia, and by leveraging our formulations expertise to drive increased performance of our customers' products. The construction end market continues to show modest improvement. We aim to stimulate our growth in this market through new product offerings.

Outlook
For the fiscal fourth quarter, we expect the typical seasonal declines compared to the third quarter leading to a sequential sales decline of 3–5 percent to approximately $550–$560 million. Growth of our high-value-add products sold into higher-margin end markets should lead to another quarter of strong EBITDA margins of 23–23.5%.

In terms of currency, the estimates above assume a Euro at $1.12. To help with understanding ASI's currency sensitivity, for every one-cent change in the Euro, revenues and EBITDA are expected to increase or decrease by approximately $4.5 million and $1.2 million, respectively.

Slide 7: Ashland Specialty Ingredients – Revenue and Adjusted EBITDA Bridges

Although ASI's results for the quarter improved from prior year, they were below our previous expectations. Much of this is the result of materially softer activity in the energy market than we previously anticipated. The North American energy market weakened further during the quarter, with rig counts declining by roughly 10 percentage points when compared to the March quarter. That weakness now appears to be spreading to other regions as well. As a result of this reduced drilling activity, ASI has mothballed a portion of its manufacturing capacity. As drilling activity improves and shows signs of stabilizing, we will assess restarting this capacity to continue supporting our energy customers.

Although this had a significant negative effect to sales, the impact to ASI's earnings was far less. Actual adjusted EBITDA of $137 million came in approximately $10 million below our prior expectation. The majority of this came from Industrial Specialties, with the energy and coatings markets accounting for most of the miss. The slowdown in China resulted in lower volume growth of our products sold into the coatings market in that country than we previously anticipated. Although we are still seeing growth in China, we are moderating our expectations there for the coming quarters. As for the broader Asia region, however, we continue to see strong growth in the coatings market. Additionally, we expect continued strong coatings demand in North America and EMEA. The net effect is that our global network of HEC capacity continues to run at high utilization rates.

Consumer Specialties' results were only slightly below our prior expectation due to somewhat softer results in the skin-care and nutrition markets.

Slide 8: Ashland Performance Materials – Adjusted Results Summary

Ashland Performance Materials (APM) Third-Quarter Performance Summary
Good product mix and strong margins within composites were offset by shutdowns at two intermediates and solvents (I&S) facilities. This, combined with the effects of divestitures and foreign exchange, led to the year-over-year decline in EBITDA for APM. The prior-year quarter included approximately $13 million of EBITDA contributed by the now-divested elastomers division and the ASK Chemicals joint venture. APM sales were negatively affected by divestitures (-19 percent), currency (-7 percent) and lower butanediol (BDO) pricing (-2 percent).

Composites posted another good quarter of year-over-year margin expansion driven by solid pricing discipline in a volatile raw material environment. Results were mixed across the major regions of the world. Strong results in Europe, Middle East and Africa (EMEA) offset softness in North America (primarily related to the energy market) and South America. Volumes in Asia were flat. Pricing adjustments to reflect lower input costs led to currency-adjusted sales declining 8 percent from prior year. However, margins remained strong as our focus on product innovation and application development has generated new value for our customers. As an example, Ashland's Derakane^{TM} Momentum vinyl ester resin recently won a Ringier Technology innovation award for composites in China.

Within I&S, currency-adjusted sales declined 16 percent from prior year on lower volumes related to the plant shutdowns and pricing. We estimate the total cost of the shutdowns at approximately $14 million, or $6 million below prior expectations. Both plants have returned to normal operations.

Outlook
For the fourth quarter, we expect APM's overall results to decline versus the June quarter, roughly in line with normal seasonality. We expect another quarter of solid performance within composites to be offset by continued pricing weakness in I&S. As a result, we expect APM sales to be in the range of $255–$265 million and EBITDA margin of 8-8.5 percent.

For modeling purposes, the prior-year fourth quarter included approximately $4 million of income from the now-divested elastomers division.

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^{TM} Trademark, Ashland or its subsidiaries, registered in various countries

Slide 9: Ashland Performance Materials – Bridge of Items Affecting EBITDA

APM's underlying performance in the quarter drove a 4 percent increase to EBITDA. Margins in composites remain strong driven by our leadership in new product and application development and disciplined pricing management. This performance, however was offset by the combination of currency, divestitures, and plant shutdowns at our I&S facilities. In total, these presented a $28 million headwind to APM's EBITDA.

Slide 10: Valvoline – Adjusted Results Summary

Valvoline Third-Quarter Performance Summary
Valvoline reported record earnings in the third quarter driven by continued strong business and product mix, strong same-store sales at Valvoline Instant Oil Change^{SM} (VIOC), and solid overall volume growth. EBITDA grew 17 percent versus the prior year, marking the seventh consecutive quarter of year-over-year growth. Three of Valvoline's four channels to market posted year-over-year volume gains driven by successful promotions at Do-it-Yourself (DIY) retailers, an increase in total oil changes at VIOC, and solid volume growth within the international channel. Sales growth of our premium products, combined with good margin management, led to the 410-basis-point increase in EBITDA margin when compared to the prior year.

At VIOC, same-store sales at company-owned sites grew by more than 9 percent. Average ticket increased 2 percent driven by a 2 percentage point increase in premium oil changes and increased revenues from ancillary services. In total, VIOC sales grew 11 percent versus a year ago.

Within the DIY channel, volume increased by 4 percent from prior year, driven by strong promotions during the period. It's worth noting that Valvoline ran a higher number of promotions than usual during the quarter, which contributed to the strong performance. Mix was also favorable during the period. We expect the number of promotions to normalize in the fiscal fourth quarter in line with typical seasonality.

Normalized growth within the international channel returned after distributor destocking abated during the quarter. Volumes grew 8 percent and currency-adjusted sales grew 5 percent from prior year. Currency was a $20 million headwind to Valvoline's sales and $3 million headwind to Valvoline's earnings.

Overall mix continued to improve, with premium-branded lubricant sales volume increasing from 37.8 percent to 40.8 percent.

Outlook
For the fiscal fourth quarter, we expect typical seasonality leading to a sequential decline of sales by 5–7 percent to approximately $475–$485 million. EBITDA margin, however, is expected to decline slightly more than what we typically expect from seasonality. We expect DIY financial results to normalize following a very strong third quarter performance driven by higher than usual promotional activity. In total, we anticipate Valvoline's EBITDA margin to be around 19–20 percent for the fourth quarter.

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^{SM} Service mark, Ashland or its subsidiaries, registered in various countries

Slide 11: Fiscal Third Quarter 2015 – Corporate Items

The effective tax rate for the quarter was 22.0 percent when adjusted for key items, lower than our prior expectation. The decrease was driven primarily by discrete items. Ashland now expects the full fiscal year rate to be in the range of 23-25 percent.

Corporate income is expected to be $25-$30 million for the full year, in line with our previous expectations.

Trade working capital ended the quarter at 19.0 percent of sales. This is in line with expectations, and our full-year expectation remains unchanged at approximately 18.5 percent in 2015.

Capital expenditures were $61 million in the quarter, bringing the year-to-date total to $147 million. We now expect capital expenditures for the full year to be approximately $265-$275 million, down roughly $20 million from prior expectations. This is primarily due to actual project costs coming in below original estimates.

Ashland generated $184 million in free cash flow during the quarter, bringing the year-to-date total to $194 million which is in line with expectations. Our full-year expectation for free cash flow remains $225-$250 million.

Ashland's liquidity position remains very strong. At quarter end, Ashland had approximately $2.3 billion of available liquidity, including slightly more than $1.1 billion in cash. Nearly all of this cash is held outside the U.S.

Slide 12: Corporate Actions to Create Value – Fiscal Year 2015

During the quarter, and as mentioned earlier, Ashland entered into a $1.1 billion senior unsecured term loan and $1.2 billion senior unsecured revolving facility. This move both extended Ashland's debt maturity and lowered our cost of debt. Of the $1.1 billion term loan, $600 million was used to tender and call for the March 2016 bonds outstanding.

Additionally, Ashland used $500 million of the proceeds from the new term loan to make a voluntary contribution to the U.S. qualified pension plans. This increases the funded status of the U.S. qualified plans from the mid-70 percent range to the high 80 percent range and reduces the deficit to approximately $370 million. As a result of the voluntary contribution, Ashland does not expect to make any additional contributions to the U.S. qualified pension plans for several years. It is worth noting that prior to the $500 million voluntary contribution Ashland expected full-year contributions to the U.S. qualified plans in 2015 to be approximately $80 million. Additionally, Ashland has begun a lump-sum offering to certain participants of the U.S. qualified plans, which should reduce both overall plan administrative expenses and interest-rate sensitivity to the liability.

As previously announced during our second-quarter earnings, Ashland concluded a comprehensive settlement related to certain insurance coverage for asbestos-related bodily injury claims. Approximately $335 million of the settlement funds received were placed into a renewable annual trust restricted for the purpose of paying for ongoing and future litigation defense and claim indemnity costs incurred in conjunction with asbestos claims. Based on current assumptions and our best estimates of the future liability, remaining insurance receivable and rate of return on the assets, we currently expect the funds invested in the trust, along with funds received from future insurance receivables, should fully offset Ashland's asbestos liability claims and defense costs.

Each of these actions have been taken to improve Ashland's overall risk profile, increase earnings, enhance free cash flow, and ultimately create value for our shareholders.

End of Prepared Remarks